# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Freight Technologies, Inc., CIK 0001687542
CUSIP: G51413147
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 2001 Timberloch Place, Suite 500, The Woodlands, Texas (TX), 77380
Date of event which requires filing of this statement: 11/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002097970

## Reporting persons
- Fetch Compute Inc: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 648,057; shared voting power 0; sole dispositive power 648,057; shared dispositive power 0; aggregate amount beneficially owned 648,057 (9.9% of the class)
  Comment: Note to Items 5, 7, and 9: This amount reflects 588,253 Ordinary Shares, no par value (the "Ordinary Shares") of Freight Technologies, Inc. (the "Issuer") held by Fetch Compute Inc (the "Reporting Person") and 59,804 Ordinary Shares issuable upon the exercise of a pre-funded warrant to purchase Ordinary Shares (the "Pre-Funded Warrant") held by the Reporting Person. On November 19, 2025, the Reporting Person converted 21,104 shares of the Issuer's Series A4 Preferred Shares into 113,253 Ordinary Shares. Additionally, on November 19, 2025, the Reporting Person received 475,000 Ordinary Shares and a Pre-Funded Warrant to purchase 911,747 Ordinary Shares pursuant to that certain Pre-Paid Services Agreement, dated as of November 19, 2025, by and between the Issuer and the Reporting Person (the "Services Agreement"). Pursuant to the terms of the Pre-Funded Warrant, the Pre-Funded Warrant shall not be exercisable to the extent (and only to the extent) that, after giving effect to such exercise, the Reporting Person together with its affiliates would beneficially own in excess of 9.99% of the outstanding Ordinary Shares of the Issuer immediately after giving effect to such exercise (the "Beneficial Ownership Blocker").
  
  Note to Item 11: Based on the quotient obtained by dividing (a) 648,057, the sum of the Ordinary Shares held by the Reporting Person and the shares issuable upon exercise of the Pre-Funded Warrant, taking into account the Beneficial Ownership Blocker, by (b) the sum of (i) 5,897,975 Ordinary Shares issued and outstanding as of November 4, 2025, as disclosed in Exhibit 99.1 to the Issuer's Form 6-K filed with the Securities and Exchange Commission on November 12, 2025, (ii) 113,253 Ordinary Shares issued by the Issuer pursuant to the Reporting Person's conversion of Series A4 Preferred Shares on November 19, 2025, (iii) 475,000 Ordinary Shares issued to the Reporting Person on November 19, 2025 pursuant to the Services Agreement and (iv) 59,804 Ordinary Shares issuable to the Reporting Person pursuant to the exercise of the Pre-Funded Warrant, taking into account the Beneficial Ownership Blocker.

## Item 1. Issuer
Name of issuer: Freight Technologies, Inc.
Address of issuer's principal executive offices: 2001 Timberloch Place, Suite 500, The Woodlands, Texas, 77380

## Item 2. Person Filing
Name of person filing: Fetch Compute Inc, a Delaware corporation.
Address of principal business office or, if none, residence: The principal business offices of Fetch Compute, Inc. are located at 251 Little Falls Drive, Wilmington, DE 19808.
Citizenship: Fetch Compute Inc is a Delaware Corporation.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.
Percent of class: 9.9
Sole power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.
Shared power to vote or to direct the vote: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.
Sole power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.
Shared power to dispose or to direct the disposition: The information set forth in rows 5-11 (including the footnotes thereto) on the cover pages to this Statement with respect to Fetch Compute Inc is hereby incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Fetch Compute Inc: /s/ Jason Coleman, Jason Coleman, Chief Financial Officer and Finance Director (11/26/2025)